October 7, 2011

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Press Release, August 3, 2011

File No. 1-32886

Dear. Mr. Schwall:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011, with respect to the Company’s above-referenced filing (the “Form 10-K”) and press release dated August 3, 2011.

Based on our review of the Staff comment letter and as further described herein, we believe our Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe no amendment of our existing filings is necessary. Instead, as indicated in our responses below, we propose to make certain clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff, if following a review of this information, the Staff does not concur with our analysis.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 1

Crude Oil and Natural Gas Operations, page 4

1.	We note your disclosure in the last paragraph on page 48, in your discussion of your contractual obligations, that in 2010 you signed a throughput and deficiency agreement with a third-party oil pipeline company in which you committed to ship 10,000 barrels of oil per day for five years. Please provide the related disclosure that Item 1207 of Regulation S-K requires.

Response: The arrangement represents a commitment to pay transportation fees as opposed to a commitment to deliver specified minimum volumes of crude oil to end users. Therefore, the disclosures required by Item 1207 of Regulation S-K are not applicable to this agreement. Under the agreement, we have a financial commitment to pay approximately $6.8 million per calendar year over the five year term, which permits us to transport 10,000 barrels of oil per day. However, we have no commitment to transport any minimum volumes. Payments under the agreement commenced in mid-2011 in conjunction with the commencement of the pipeline system’s operations. We respectfully request the Staff allow us to address this comment by clarifying the nature of this arrangement and the financial commitments thereunder in future filings with the Commission, beginning with our Form 10-Q for the quarter ended September 30, 2011.

Risk Factors, page 21

We may incur substantial losses and be subject to substantial liability claims ..., page 24

2.	On page 27, you disclose that you engage third parties to provide hydraulic fracturing services which involve the injection of fluids and chemicals into rock formations to stimulate crude oil and natural gas production. If material, please revise this risk factor to specifically address the financial and operational risks associated with hydraulic fracturing, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.

Response: Based on our operational experience to date, we do not believe the risks associated with hydraulic fracturing are as significant as the other operating risks described in the risk factor that is the subject of this comment. In light of the public debate regarding hydraulic fracturing, we propose including the following restated risk factor in future filings with the Commission, beginning with our Form 10-K for the year ended December 31, 2011 (new text marked with underline):

We may incur substantial losses and be subject to substantial liability claims as a result of our crude oil and natural gas operations. Additionally we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our crude oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing crude oil and natural gas, including the possibility of:

•

environmental hazards, such as uncontrollable flows of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas or other pollutants into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death;

•	natural disasters; and

•	spillage or mishandling of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas or other pollutants by third party service providers.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our identified drilling locations are scheduled out over several years …, page 25

3.	The net acreage that you state will be expiring in the next three years, unless you are able to establish oil or gas production on that acreage, appears to represent over 72% of your total net undeveloped acreage. If this is true, this is material and should clearly be disclosed in the risk factor discussion. Please revise your document accordingly.

Response: We believe the risk factor as drafted discloses all material information associated with the leases at issue. The risk factor accurately describes the precise number of acres that will expire in each of 2011, 2012 and 2013, and specifically indicates that the leases will expire unless we are able to establish production. The percentage referred to in the comment is calculable from the information contained in the tables appearing under the caption “Developed and Undeveloped Acreage” on pages 6 and 7. As a result, we believe the reader currently has access to all necessary information to assess this risk. However, in response to the Staff’s comment, we propose adding the requested percentage in future filings with the Commission, beginning with our Form 10-K for the year ended December 31, 2011.

We have limited control over the activities on properties we do not operate …, page 28

4.	Please include in the risk factor discussion the percent of properties, including undeveloped properties, which you do not operate, if material.

Response: As of December 31, 2010, non-operated properties represented 14.7% of our estimated proved developed reserves, 11.5% of our estimated proved undeveloped reserves, and 12.7% of our estimated total proved reserves. We respectfully request the Staff allow us to address this comment by revising the referenced disclosure in future filings with the Commission, beginning with our Form 10-K for the year ended December 31, 2011.

Press Release, August 3, 2011

5.	It was stated that your Lambakis 1-11H well proves up an additional 15,000 net acres in the southern part of the 90,000 net acre Southeast Cana. Please explain to us how the successful drilling of one well justifies the re-classification of this large an area of unproved acreage. Please provide us a map of the Woodford Shale with the Lambakis 1-11H well and the nearest Woodford Shale producing wells. Please indicate on the map your net acreage and the area that you believe you now consider to be proved based on this one well.

Response: We have not reclassified 15,000 net acres of unproved acreage to proved acreage in conjunction with our successful drilling of the Lambakis 1-11H well. As a result of completing the Lambakis 1-11H well, we have determined that proved undeveloped reserves exist for the locations directly offsetting the producing well. Those locations cover approximately 2,100 net acres. It was not our intent to imply a reclassification of

15,000 net acres of unproved properties in our press release, which is why we did not use the term “proved reserves” as defined in our Form 10-K, choosing instead a commonly used phrase “proves up.” Our intent in providing the referenced disclosure was to highlight our belief that the success of the Lambakis 1-11H well validated our internal geologic model for the potential size and scope of the Southeast Cana portion of the Anadarko Woodford play. That is, the Lambakis 1-11H well provided significant insight in terms of further understanding the geology of the Anadarko Woodford play and “proves up” our viewpoint that the Southeast Cana extends 25 miles further to the southeast where we have leased 15,000 net acres. Accordingly, we now believe we have an additional 15,000 net acres that may contain prospective reserves, which justifies further exploratory and developmental drilling. We acknowledge our press release disclosure could have more clearly described this conclusion. In future press releases, we will more closely scrutinize our disclosures that report the progress of individual wells being drilled and completed and endeavor to use more precise language when describing our progress.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (580) 548-5110.

Sincerely,

/s/ John D. Hart
John D. Hart Senior Vice President, Chief Financial Officer and Treasurer

cc:	Alexandra M. Ledbetter, U.S. Securities and Exchange Commission

Parker Morrill, U.S. Securities and Exchange Commission

Eric S. Eissenstat, Senior Vice President, General Counsel and Secretary, Continental Resources, Inc.

Michael Dillard, Latham & Watkins LLP

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